FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

CanAlaska Uranium Ltd.

 Suite 1020 – 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

Item 2: Date of Material Change:

December 4, 2009

Item 3: News Release:

A news release dated and issued on December 4, 2009 was disseminated through Stock Watch

Item 4: Summary of Material Change:

INITIAL CLOSING OF PRIVATE PLACEMENT

Item 5: Full Description of Material Change:

Vancouver, Canada, December 4th, 2009 - CanAlaska Uranium Ltd. (TSX.V – CVV)  (“CanAlaska” or the “Company”) wishes to announce that, further to the Company’s News Release dated November 17th, 2009, the Company has closed on an initial flow-through subscription agreement and has issued a total of 2,380,000 units at a price of $0.21/unit for proceeds of $499,800.  The units are subject to a hold period of four months expiring April 5, 2010.  A cash payment of $24,990 and 119,000 warrants have been issued as finders fees.

As previously announced, the flow-through units will be issued at a price of $0.21 per unit.  Each flow-through unit will consist of one common share of the Company and one-half of a share purchase warrant.  Each whole warrant will be exercisable into one common share at a price of $0.28 per common share for a period of 18 months from the close of the flow-through private placement.

The proceeds from the unit offering will be utilized for qualified uranium exploration expenditures in Canada.

In other matters, the Board of Directors and members of its Compensation Committee have approved, subject to regulatory acceptance, the issuance of 1,425,000 incentive stock options to Officers and Employees of the Company.  The exercise price of the options will be $0.17 per common share, exercisable for a period of five years and shall include a two year-vesting provision.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Frances Petryshen

Telephone:  604-688-3211      Facsimile:  604-688-3217

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 4th day of December 2009.